Deutsche Lufthansa Aktiengesellschaft
D-50664 Köln

Ihre Zeichen Your Ref.	Unsere Zeichen / Datum Our Ref. / Date	Telefon / Telefax Telephone / Telefax
	CGN IR, nr 11 July 2005	

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.



Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Deutsche Lufthansa Aktiengesellschaft
Investor Relations

Ulrike Schlosser

Enclosures

ISSUER	FILE NO.
Deutsche Lufthansa AG	82- 4691

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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Stephan Hutter, Esq.
Shearman & Sterling
599 Lexington Ave.
New York, NY 10022-6069

Monthly Report 06/2005

▶ Investor Info

▶ Traffic Figures

Investor Info

Change in capacity utilisation in June 2005 compared with previous year


80
75
% 70
65
60
2005
2004
PassengerLF
CargoLF
GroupLF

Higher passenger traffic and load factors

The Lufthansa Group airlines carried 4.7 million passengers in June – 4 per cent more than in the same month last year. Sales rose by 5.2 per cent against a 2.9 per cent increase in capacity, causing the passenger load factor to edge up 1.7 percentage points to 77.2 per cent. Passenger numbers, sales and load factors were up in all traffic regions. The highest increases were in Asia/Pacific and the Middle East/Africa, where the number of passengers increased by 4.3 and 4.4 per cent respectively year-on-year. Sales rose by 8 per cent in Asia/Pacific, boosting capacity utilisation by 3.4 percentage points to 79.9 per cent. In the Middle East/Africa region, meanwhile, sales jumped 9.4 per cent, raising the passenger load factor by 3.3 per cent to 72.7 per cent. The highest load factor – 83.5 per cent – was achieved in the Americas (+ 1.1 pp). Even on the fiercely competitive European routes, Lufthansa's passenger airlines reported a 4.4 per cent rise in passenger volume and a 5.6 per cent increase in sales. Capacity utilisation climbed to 67.8, 0.9 percentage points above the prior-year level.
Last month Lufthansa Cargo transported 146,000 tonnes of freight and mail, representing a year-on-year increase of 2.2. per cent. Available capacity was increased by 1.3 per cent due solely to additional belly capacities on Lufthansa's passenger aircraft. However, as sales fell by 1.3 per cent, the cargo load factor slipped 1.7 percentage points to 63.6 per cent.
Developments at Lufthansa Cargo resulted in a slight decline
(–0.4 percentage points) in the overall load factor (passengers and cargo) of the Lufthansa Group.

SWISS takeover receives regulatory approval

The EU Commission and the US anti-trust authorities have given their approval to the takeover of SWISS by Lufthansa. The Commission granted approval on certain conditions. For example, Lufthansa and SWISS must surrender slots at Zurich, Frankfurt, Munich, Dusseldorf, Berlin, Vienna, Stockholm and Copenhagen if competitors want to operate new routes between these cities and no other slots are available. The US anti-trust authorities' approval was unconditional. By mid-July AirTrust will pay the agreed purchase price of CHF 8.96 net per share to minority shareholders who have tendered their SWISS shares. At the same time, Lufthansa will increase its stake in AirTrust to 49 per cent. Once negotiations to secure SWISS' traffic rights have

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been successfully concluded and corresponding agreements have been obtained, Lufthansa will increase its holding in SWISS to a full 100 per cent (in 2006 at the earliest).

Lufthansa sells Amadeus shareholding to WAM
Lufthansa has sold its remaining 5.1 per cent stake in Amadeus to WAM Acquisition S.A., effective 4 July, for euro 219 million, thereby realising a book profit of about euro 180 million. In return, Lufthansa will acquire an 11.4 per cent shareholding in WAM for about euro 100 million.

Higher fuel charges on LH's passenger and cargo flights
In response to the continuing dramatic increase in oil prices Lufthansa has increased its fuel charge on all tickets with effect from 8 July. On intra-European routes the surcharge has been raised from seven to nine euros per leg and on long-haul routes from 27 to 37 euros per leg. Lufthansa Cargo is raising its fuel surcharge from 40 euro cents to 45 euro cents per kilo of actual freight weight with effect from 11 July.

Please Note:
The 2nd Interim Report with the January-June 2005 results will be published on 10 August and will be available in the Internet www.lufthansa-financials.com on that day for downloading from 8.30 hours (CEST).

The next Investor Info with the traffic figures for July 2005 will be published on 08 August 2005.
For more information about our news items please visit our website at www.lufthansa-financials.com.

Deutsche Lufthansa AG - Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E-Mail: investor.relations@dlh.de

11 July 2005

Traffic Figures

Lufthansa Passenger Business Group*	**June 2005**	**yoy %**	**cumulative 2005**	**yoy %**
Passengers in 1,000	4,698	+ 4.0	24,678	+ 0.2
Available seat-kilometres (mio)	12,676	+ 2.9	70,171	+ 2.9
Revenue pax-kilometres (mio)	9,789	+ 5.2	52,142	+ 4.0
Passenger load factor (per cent)	77.2	+ 1.7P.	74.3	+ 0.8P.
Number of Flights	54,939	+ 2.6	307,256	+ 0.7

* Deutsche Lufthansa AG + Lufthansa Regional

Lufthansa Cargo AG	**June 2005**	**yoy %**	**cumulative 2005**	**yoy %**
Cargo/Junel in 1,000 tonnes	146	+ 2.2	847	+ 0.9
Available Cargo tonne-km (mio)	1,029	+ 1.3	5,914	+ 3.5
Revenue Cargo tonne-km (mio)	655	- 1.3	3,834	+ 0.5
Cargo load-factor (%)	63.6	- 1.7P.	64.8	- 1.9P.
Number of Flights	2,516	+ 22.6	14,718	+ 25.1

Lufthansa Group	**June 2005**	**yoy %**	**cumulative 2005**	**yoy %**
Available tonne-kilometres (mio)	2,316	+ 3.1	12,957	+ 3.4
Revenue tonne-kilometres (mio)	1,641	+ 2.5	9,087	+ 2.5
Overall load factor (per cent)	70.9	- 0.4P.	70.1	- 0.7P.
Number of Flights	57,455	+ 3.3	321,974	+ 1.6

Europe (incl, Germany)	June 2005	yoy %	cumulative 2005	yoy %
Passengers in 1,000	3,647	+ 4.4	18,988	- 1.0
Available seat-kilometers (mio)	3,758	+ 4.3	20,449	- 0.2
Revenue pax-kilometers (mio)	2,548	+ 5.6	12,980	+ 0.7
Passenger load-factor (%)	67.8	+ 0.9P.	63.5	+ 0.6P.
Cargo/Junel in 1,000 tonnes	61	- 2.5	358	- 2.6
Available Cargo tonne-km (mio)	109	- 6.0	596	- 5.1
Revenue Cargo tonne-km (mio)	44	+ 0.3	256	- 0.8
Cargo load-factor (%)	40.4	+ 2.5P.	42,9	+ 1.9P.

America (North & South)	June 2005	yoy %	cumulative 2005	yoy %
Passengers in 1,000	585	+ 1.1	2,884	+ 0.8
Available seat-kilometers (mio)	4,925	+ 1.3	25,847	+ 0.9
Revenue pax-kilometers (mio)	4,114	+ 2.6	20,721	+ 1.7
Passenger load-factor (%)	83.5	+ 1.1P.	80.2	+ 0.7P.
Cargo/Junel in 1,000 tonnes	40	+ 13.2	229	+ 10.6
Available Cargo tonne-km (mio)	409	+ 4.6	2,258	+ 9.0
Revenue Cargo tonne-km (mio)	257	- 0.2	1,497	+ 5.3
Cargo load-factor (%)	62.9	- 3.0P.	66.3	- 2.4P.

Asia/Pacific	June 2005	yoy %	cumulative 2005	yoy %
Passengers in 1,000	313	+ 4.3	1,865	+ 10.0
Available seat-kilometers (mio)	3,107	+ 3.3	18,223	+ 8.3
Revenue pax-kilometers (mio)	2,484	+ 8.0	14,366	+ 10.0
Passenger load-factor (%)	79.9	+ 3.4P.	78.8	+ 1.2P.
Cargo/Junel in 1,000 tonnes	36	- 0.0	206	- 3.1
Available Cargo tonne-km (mio)	432	- 1.7	2,580	- 0.1
Revenue Cargo tonne-km (mio)	310	- 2.7	1,795	- 3.7
Cargo load-factor (%)	71.8	- 0.7P.	69.6	- 2.6P.

Middle East & Africa	June 2005	yoy %	cumulative 2005	yoy %
Passengers in 1,000	149	+ 4.4	926	+ 4.1
Available seat-kilometers (mio)	881	+ 4.5	5,613	+ 6.8
Revenue pax-kilometers (mio)	640	+ 9.4	4,048	+ 6.4
Passenger load-factor (%)	72.7	+ 3.3P.	72.1	- 0.3P.
Cargo/Junel in 1,000 tonnes	9	+ 1.3	54	+ 2.5
Available Cargo tonne-km (mio)	79	+ 13.4	480	+ 10.6
Revenue Cargo tonne-km (mio)	44	+ 1.0	285	+ 6.0
Cargo load-factor (%)	55.3	- 6.8P.	59.4	- 2.6P.

Deutsche Lufthansa AG - Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E-Mail: in[illegible]dlh.de

11 July 2005


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News/Up to date News

11 July 2005

Lufthansa

Sale of Amadeus stake to WAM concluded

With effect from 4 July, Lufthansa Commercial Holding GmbH (LCH) has sold its stake of 5.1 per cent of the Class-A shares in Amadeus S.A. to WAM Acquisition S.A for 219 million euros. Lufthansa earned a book profit of around 180 million euros from this transaction.

In return, Lufthansa already in June has obtained 11.4 per cent of the shares in WAM Acquisition. WAM Acquisition has acquired from the public takeover bid a stake of about 97 per cent in Amadeus equity (as of July 7). Lufthansa's investment volume in WAM amounts to about 100 million euros.

Frankfurt, 11 July 2005

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5 July 2005



European Commission and US anti-trust approval received for Lufthansa's takeover of SWISS

Moving forward together: new partnership to offer tangible passenger benefits

The European Commission and the US competition authorities have given their approval to the takeover of Swiss International Air Lines Ltd. by Deutsche Lufthansa AG. The securing of European and US anti-trust approval paves the way for SWISS's integration into the Lufthansa Group.
Its new partnership with SWISS will enable Lufthansa to further consolidate and develop its position as a leading international network carrier. From the start of the 2005/06 winter schedules, all customers of both airlines will be offered an expanded global network of products and services. Members of Miles & More and Swiss TravelClub will be offered enhanced services and further benefits over the course of the summer.

The European Commission has agreed certain measures with Lufthansa and SWISS to ensure adequate market access for possible new competitors. These centre largely on making landing and takeoff slots available to other carriers on various European and intercontinental routes. For example, slots at Zurich, Frankfurt, Munich, Dusseldorf, Berlin, Vienna, Stockholm and Copenhagen must be surrendered if competitors want to operate new routes between these cities and no other slots are available. US anti-trust approval has been granted unconditionally.

The Swiss-domiciled AirTrust company will be paying the agreed purchase price of CHF 8.96 per share to minority shareholders who have tendered their SWISS shares under the recent public purchase offer within the next ten days. Parallel to this, Lufthansa will increase its shareholding in AirTrust from the present 11 per cent to 49 per cent. Once the current negotiations to secure SWISS's traffic rights have been successfully concluded and corresponding agreements have been obtained, Lufthansa will raise its holding in SWISS to a full 100 per cent (in 2006 at the earliest).

For further questions please contact:

Deutsche Lufthansa AG
Corporate Communications
Phone +49 69 696 51014
Fax +49 69 696 95428
http://media.lufthansa.com

Swiss International Air Lines Ltd.
Corporate Communications
Phone +41 848 773 773
Fax +41 44 564 2127
communications@swiss.com

Frankfurt/Basel 5 July 2005

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1 July 2005

Lufthansa adjusts fuel surcharge

Increase will take effect on 8 July

In response to the continuing dramatic increase in oil prices Lufthansa is adjusting its fuel surcharge. From 8 July, the surcharge on intra-European routes will be raised from seven to nine euros per flight leg. On long-haul routes, the surcharge will be increased from 27 to 37 euros per leg. The previous surcharge will apply to all tickets issued on or before 7 July.

Thanks to its forward-looking fuel-hedging policy and its modern, fuel-efficient fleet, Lufthansa is in a relatively good position compared to its competitors. However, the record price for oil is continuing to exert pressure on the airline's expenditure front. While oil prices have risen by about 35 per cent since the beginning of the year, the economy full fare from Frankfurt to New York has only risen by one per cent as a result of the fuel surcharge. Since January, the lowest fare for return flights within Germany has remained unchanged at 99 euros.

Lufthansa continuously monitors oil prices and will apply the latest surcharge until the price of aircraft fuel on the spot markets stabilises below the current record level.

Deutsche Lufthansa AG
Corporate Communications
Michael Lamberty
Tel. +49 69 696 – 3600 / – 2999
Fax +49 69 696 – 4834
http://media.lufthansa.com

1 July 2005

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A[illegible]nal topics
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27 June 2005



Lufthansa Cargo raises fuel surcharge to 0.45 Euro/kg

Kerosene prices on highest level ever

In face of rising kerosene prices, Lufthansa Cargo is raising its fuel surcharge from 0.40 to 0.45 euro per kilo of actual freight weight, effective 11 July 2005. Prices for crude oil and crude oil products have for weeks stood at a record level.

Increases in the fuel surcharge are governed by a methodology based on Lufthansa Cargo's Fuel Price Index which is based on the average price of aviation fuel in the world's five, key spot markets. Once the index exceeds a specific benchmark for two consecutive weeks, the logistics services provider in the Lufthansa Group adjusts the fuel surcharge accordingly upwards.

The methodology and transparency of the Fuel Price Index has become a major indicator in the airfreight business, allowing customers to understand how adjustments to the surcharge are calculated. Updates and further details of the methodology are available on the website: **www.lufthansa-cargo.com / Info Center / Fuel Price Index**.

Lufthansa Cargo AG
Corporate Communications
Nils Haupt
Tel.: +49 69-696-91123
Fax: +49 69-696-91185
nils.haupt@dlh.de
http://www.lufthansa-cargo.com/

27 June 2005

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23 June 2005


Lufthansa

AirTrust holds 98.7 per cent of SWISS share capital

Public purchase offer a success

Lufthansa and the Almea Foundation now hold 98.7 per cent of the share capital of Swiss International Air Lines Ltd. via the Swiss-domiciled AirTrust AG following the expiration of the grace period for the present public purchase offer. Contractual undertakings to sell their SWISS shares have been obtained from major shareholders accounting for 84.6 per cent of SWISS share capital; and minority shareholders representing a further 14.1 per cent of SWISS share capital have offered to sell their shares to AirTrust under the present share offer.

AirTrust submitted a public tender offer to all SWISS minority shareholders on May 4, 2005. By the end of the grace period following the initial offer period on June 22, 2005, AirTrust had been offered for purchase a total of 7,561,226 SWISS shares, representing 91.2 per cent of the 8,291,248 SWISS shares held by minority shareholders at the end of the grace period.

The shares offered will be purchased at the offer price of CHF 8.96 net per share, subject to and following the approval of Lufthansa's proposed acquisition of SWISS by the EU competition authorities.

Having secured 98.7 per cent of SWISS share capital by the end of the public offer, Air Trust now holds more than the minimum number of SWISS shares required to initiate a "squeeze-out" procedure to obtain the remaining shares. Thus, once Lufthansa's acquisition of SWISS has been approved by the EU competition authorities and the public purchase offer has been completed, Air Trust will effect this squeeze-out against a cash compensation to acquire the remaining publicly-held SWISS shares.

For further questions please contact:

Deutsche Lufthansa AG
Corporate Communications
Phone +49 69 696 51014
Fax +49 69 696 95428
http://media.lufthansa.com

Swiss International Air Lines Ltd.
Corporate Communications
Phone +41 848 773 773
Fax +41 44 564 2127
communications@swiss.com

Frankfurt/Basel 15 June 2005

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15 June 2005


Lufthansa

Thomas Cook achieves significantly improved result

In the first six months of the 2004/2005 financial year Thomas Cook AG's result before interest, taxes and goodwill amortisation (EBITA) rose by Euro 84m. Due to the seasonal nature of the business, however, EBITA still stood at minus Euro 217m. The result after taxes came to Euro -158m (previous year: Euro -299). At the end of the current financial year, Thomas Cook AG hopes to report a profit both before and after taxes for the first time in four years.

Here you will find the complete Press Release of Thomas Cook.

15 June 2005

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10 June 2005



Lufthansa Technik and Air France Industries set up Spairliners

Two world-leading MRO providers, Lufthansa Technik and Air France Industries, today announced the signing of a contract concerning the launch of Spairliners GmbH, a 50/50 joint venture between Lufthansa Technik and Air France. In addition to component support for the 25 A380 ordered to date by Air France and Lufthansa, Spairliners will be offering a full spectrum of support services for components to all A380 operators worldwide from the very first day of operations. Spairliners will offer a comprehensive range of services including overhaul, repair, management of the spare parts pool and the related logistics. Spairliners will acquire and manage its own pool of A380 components providing a guarantee for component availability at optimal costs. It will help not only small fleets but also big A380 fleet segments of airline majors to benefit from substantial economies of scale through its integrated component support and permanent access to the spares inventory. One-stop-shop services will substantially reduce the administrative load of component provision at the main base and outstations.
The existing global support networks ensure the reliability and availability of fleets worldwide. Lufthansa Technik and Air France Industries currently provide component support to over 100 customers and 1,500 aircraft under long-term contracts.
Supported by a powerful information system, Spairliners' component support offer includes component repair services and logistics systems. Air France Industries' new component overhaul facility, E.O.L.E., based near Orly airport, together with Lufthansa Technik's component shop in Hamburg, will share A380 component repairs evenly. The logistics systems and services will dispatch components via an efficient air-freighted spares distribution network in the Paris region and worldwide via the Paris-CDG hub.
A subsidiary of Air France and Lufthansa Technik, Spairliners will operate as a standalone company with seven people at its launch, the CEO being appointed by Air France, the CFO by Lufthansa Technik. Corporate headquarters (material management, customer service and AOG Support) will be located in Hamburg/Germany. The operations centre (central stock location, logistics platform and logistics management) will be based in Paris/France.

Hamburg and Paris, 10 June 2005

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Obligatory disclosures



5 July 2005

Shareholders' structure at 30 June 2005

Publication
Pursuant to section 6 of the Aviation Compliance Documenting Act, section 44 (1) 3 of the German Stock Exchange Act and section 70 of the German Stock Exchange Listing Regulation.

As at 30 June 2005 the ownership structure of Deutsche Lufthansa AG by nationality was as follows:

Germany 80.9 %
United States 4.3 %
Belgium 3.9 %
United Kingdom 3.1 %
Switzerland 2.6 %
Luxembourg 2.0 %
Other 3.2 %

The conditions for maintaining the Company's licences and rights under aviation laws and agreements are met.

Cologne, 5 June 2005

Deutsche Lufthansa Aktiengesellschaft
The Executive Board

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Obligatory disclosures



6 June 2005

Disclosure in compliance with section 25 para.1 of the German Securities Trading Act (WpHG)

Deutsche Bank AG, Taunusanlage 12, 60325 Frankfurt am Main, has notified us in a letter dated 2 June 2005 in compliance with section 21 para. 1.24 of the German Securities Trading Act (WpHG) and section 32 para. 2 of the German Investment Act (InvG) that its subsidiary DWS Investment GmbH, Mainzer Landstr. 178-190, 60327 Frankfurt am Main, fell below the limit of five per cent of voting rights in Deutsche Lufthansa AG at 30 May 2005 and now holds 4.99 per cent of the voting rights.

Cologne, 6 June 2005

Deutsche Lufthansa Aktiengesellschaft
Executive Board

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<u>Translation</u>

Articles of Association

DEUTSCHE LUFTHANSA AKTIENGESELLSCHAFT

Status: May 2005

I. General Provisions

§ 1

The Company is a public limited company bearing the name „Deutsche Lufthansa Aktiengesellschaft".
The Company's registered office is in Cologne.

§ 2

The Company's business purpose is national and international air traffic and the conduct of all business and the operation of all facilities relating to and conducive to civil aviation.

For the furtherance of its business purpose, the Company shall be entitled to establish domestic and foreign branches and agencies, to acquire participating interests in other domestic and foreign enterprises, to acquire outright or set up such enterprises and to conclude all manner of business contracts, including pooling agreements. It can devolve its activities completely or partially to such enterprises.

§ 3

Any announcements of the Company shall be published in the electronic Federal Gazette, failing other mandatory provisions of statute.

II. Nominal Capital and Shares

§ 4

The Company's nominal capital amounts to Euro 1,172,275,200. It is divided into 457,920,000 no-par value registered shares (i.e. shares without nominal value and registered in the name of the holder).

The Executive Board is authorised, with the consent of the Supervisory Board, to raise the share capital of the Company by 24 May 2010 in one or more stages by up to Euro 200,000,000 by issuing new registered shares against cash contribution or against contribution in kind (Authorised Capital A). Shareholders shall be granted a subscription right. In the case of share issues against a contribution in kind made for the purpose of acquiring companies or interests in companies, the Executive Board is authorised, with the consent of the Supervisory Board, to exclude the subscription rights of shareholders. The Executive Board is also authorised, with the consent of the Supervisory Board, to exclude fractional amounts from the subscription rights of shareholders. Furthermore, in the case of a capital increase against a cash contribution, the Executive Board is authorised, with the consent of the Supervisory Board, to exclude the subscription rights of shareholders if the issue price is not significantly lower than the market price. However, this authorisation is subject to the condition that shares issued in exclusion of subscription rights in accordance with § 186 (3), sent. 4 AktG do not exceed ten per cent of the share capital, either at the time this authorisation is granted or at the time it takes effect or at the time it is implemented. A sale of own shares shall be set off against this limit of ten per cent of share capital if it is carried out after the granting of this authorisation by virtue of an authorisation applying or taking effect or replacing such an authorisation at the time of the granting of this authorisation in exclusion of subscription rights in accordance with § 186 (3), sent. 4 AktG. This limit of ten per cent of share capital shall also apply to those shares that are issued to service convertible bonds and/or bonds with warrants attached, provided that the bonds were issued after the granting of this authorisation by virtue of an authorisation applying or taking effect or replacing such an authorisation at the time of the granting of this authorisation in exclusion of subscription rights in application of § 186 (3), sent. 4 AktG. The Executive Board is authorised, with the consent of the Supervisory Board, to determine the further particulars of shareholder rights and the conditions for the share issue.

The Executive Board shall be authorised, with the consent of the Supervisory Board, to raise the share capital of the Company in one or more stages until 15 June 2009 by up to Euro 25,000,000 through the issue of new no-par value registered shares against cash contribution (Authorised Capital B). The new shares will be offered for sale solely to employees of Deutsche Lufthansa Aktiengesellschaft and of associated companies. The subscription right of shareholders shall be excluded.

In the event that the circumstances described in section 4 (3) of the Aviation Compliance Documenting Act (*Luftverkehrsnachweissicherungsgesetz*) occur, the Executive Board shall be authorised, after obtaining the consent of the Supervisory Board, to increase the Company's nominal capital by issuing new shares against a contribution in cash and to rule that existing shareholders have no automatic right to subscribe to the new shares. The issue price for the new shares shall be fixed in agreement with the Supervisory Board but must not fall short of the current stock market price by a material margin. A capital increase pursuant to this provision must not exceed 10 per cent of the Company's total nominal capital at the time the measure is taken.

In the event that the circumstances described in section 5 (2) of the Aviation Compliance Documenting Act occur, the Executive Board shall be authorised, after obtaining the consent of the Supervisory Board, to demand shareholders to sell all or part of the shares held by them and to furnish evidence to the Company forthwith that they have done so. Shareholders will be called upon to take such action to the extent necessary to ensure that the Company meets the requirements for retaining its licences, rights and prerogatives under aviation laws and agreements and in the order stipulated in section 5 (3) of the Aviation Compliance Documenting Act. They shall be given an appropriate period of time to comply with this demand and shall be concurrently warned that their failure to comply may incur the legal consequence set out in section 5 (7) of the Aviation Compliance Documenting Act, under which their entitlement to own the shares can be rescinded. The demand to the shareholders, together with the warning that they may forfeit their ownership of the shares as a possible legal consequence of their failure to comply, must allow a compliance period of at least four weeks. A once-only individual call addressed to the shareholders in question may be made instead of a public announcement; in this case, a compliance period of at least two weeks from the date of receipt of the individual call must be granted.

The nominal capital has been increased conditionally by up to Euro 97,689,600 through the issue of up to 38,160,000 new no-par value registered shares. This conditional capital increase shall be effected only insofar as holders of convertible bonds or bonds with warrants attached, that are issued up to June 15, 2004 by Deutsche Lufthansa AG or a foreign subsidiary in which the Company holds a 100 % direct or indirect interest in accordance with the authorisation given the Executive Board by the Annual General Meeting of June 16, 1999, exercise their conversion or optional subscription rights. The Company´s new no-par value shares resulting from the exercise of conversion or option rights shall be entitled to the dividend for the full financial year in which the conversion or option declaration becomes effective.

The share capital shall be conditionally increased by up to Euro 97,689,000 through the issue of up to 38,160,000 new registered shares. The Conditional Capital increase shall be effected only to the extent that the holders or creditors of conversion rights or subscription rights attached to convertible bonds and/or bonds with warrants attached that are issued until 18 June 2007 under the authorisation granted the Executive Board by the Annual General Meeting of 19 June 2002 by Deutsche Lufthansa AG or by a foreign subsidiary in which the Company holds a 100% direct or indirect interest exercise their conversion or subscription rights, or to the extent that the holders or creditors of mandatory conversions attached to convertible bonds that are issued until 18 June 2007 under the authorisation granted the Executive Board by the Annual General Meeting of 19 June 2002 by Deutsche Lufthansa AG or by a foreign subsidiary in which the Company holds a 100% direct or indirect interest fulfil their mandatory conversions, and provided that own shares are not used for servicing the bond issues. The new shares are entitled to participate in the profits from the start of the financial year in which they are issued as a result of the exercise of conversion or subscription rights or of the fulfilment of mandatory conversions.

§ 5

The shares are registered shares; the shareholder's name, address, date of birth, number of shares owned and nationality (natural persons) or national identity (legal persons) must be entered into the shareholders' register kept by the Company. In the case of individuals or institutions subject to reporting requirements within the meaning of sections 21 ff. of the Securities Trading Act (*Wertpapierhandelsgesetz*), the details listed under section 80 (1) of the German Stock Corporation Act (*Aktiengesetz*) have to be made in addition. Transfer of the shares is subject to the Company's assent (*Vinkulierung*). The Company may only withhold its assent to the transfer of its shares if it has grounds to believe that the registration of the would-be shareholder could jeopardise the Company's licences, rights and prerogatives under aviation laws and agreements.

Shares issued by way of an increase in the nominal capital shall likewise be registered shares.

The right of shareholders to individual certificates evidencing their shares is excluded.

III. Statutes

1. Executive Board

§ 6

The Executive Board shall be composed of at least two persons.

The Supervisory Board shall appoint the members of the Executive Board and determine their number; it may appoint deputy members of the Executive Board. The Supervisory Board may appoint a member of the Executive Board as that body's Chairperson and another member as his/her deputy.

Executive Board decisions shall be taken on the basis of a majority of the votes cast, except in cases in which prevailing law dictates otherwise. In the standing rules for the Executive Board, the Supervisory Board shall nominate the member of the Executive Board with the casting vote in the event of a tied vote.

§ 7

The Company shall be legally represented by two members of the Executive Board or by one such member together with a Company executive with the rank of authorised signatory (*Prokurist*).

2. Supervisory Board

§ 8

The Supervisory Board shall be composed of 20 members.

In elections to the Supervisory Board, no persons should be proposed who have already completed their 70th year of life.

Their election will be effective until the conclusion of the Annual General Meeting responsible for relieving them from office after the fourth consecutive business year, not counting the business year in which their term of office begins.

If any member of the Supervisory Board who is elected by the Annual General Meeting resigns before the end of his/her term of office, a supplementary election shall be held to replace that member. Such a supplementary election shall only be valid for the remainder of the term of office of the resigning member.

Members of the Supervisory Board may resign at any time by submitting their resignation in writing to the Chairman of the Supervisory Board or to the Executive Board.

§ 9

Directly after the Annual General Meeting at which all Supervisory Board members who are to be elected by the Annual General Meeting are newly elected, a Supervisory Board meeting shall be held that requires no special invitation. At this meeting the Supervisory Board shall elect a Chairperson and a Deputy Chairperson from among its number for the duration of its term of office in accordance with section 27 (1) and (2) of the Codetermination Act (*Mitbestimmungsgesetz*). The election shall be chaired by the oldest member of the Supervisory Board in terms of age. If the Chairperson or Deputy Chairperson lays down his/her office before the end of the term, the Supervisory Board shall elect a successor without delay.

Immediately after the Chairperson and Deputy Chairperson of the Supervisory Board have been elected, the Supervisory Board shall constitute the Board as stipulated in section 27 (3) Codetermination Act.

§ 10

The Supervisory Board shall be convened by its Chairperson or, if the latter is prevented from doing so, by its Deputy Chairperson. Section 110 of the German Stock Corporation Act shall apply.

The Supervisory Board shall have a quorum if the members have been invited by letter or telegram sent to their last known address at least one week in advance and if at least one half of the members are present or represented for voting purposes pursuant to section 108 (3) of the German Stock Corporation Act. Decisions of the Supervisory Board shall be taken by a simple majority of the votes cast. In the event of a tied vote, the same item must be put to a second vote; if it, too, results in a tie, the Chairperson of the Supervisory Board shall have a casting vote. The Deputy Chairperson shall have no casting vote.

The Chairperson shall determine the form in which voting is to be conducted. Decisions may be taken by letter, telegram or telephone if the Chairperson of the Supervisory Board or, if the latter is prevented from doing so, the Deputy Chairperson proposes such a vote and allows sufficient time for it to be performed and if no member of the

Supervisory Board objects to such a procedure. In such cases the above provisions shall apply *mutatis mutandis*.

§ 11

The Supervisory Board shall be entitled to appoint committees from its number and to draw up standing rules defining their duties and powers.

The composition of the committees with decision-making powers must be such that the members of the Supervisory Board elected by the Annual General Meeting and those elected by the employees are equally represented. Such committees shall only have a quorum if at least three of their members are involved in the taking of the decision.

Minutes must be taken at each meeting of the Supervisory Board and its committees and signed by the Chairperson. The minutes must specify the place and date of the meeting, the participants, the items on the agenda, the substance of the discussions and the decisions taken.

Decisions of the Supervisory Board and its committees taken by postal, telegraphic or telephone vote as per section 10 paragraph 3 above shall be included in the minutes of the next meeting of the Supervisory Board or its committees.

The Supervisory Board is also empowered to change the wording but not the spirit of the Articles of Association.

§ 12

The Supervisory Board shall draw up a set of standing rules for the Executive Board in which *inter alia* it may stipulate that certain specified types of business require its consent.

The approval of the Supervisory Board shall not be a condition for the legal validity of the transaction to be performed.

§ 13

The members of the Supervisory Board shall receive a remuneration for their services of Euro 20,000 plus a variable payment of Euro 1,000 for each Euro 0.01 per share in excess of Euro 0.25 per share on the dividend approved by the AGM. The Chairperson shall receive triple and the Deputy Chairperson one and a half times this amount. In addition, a committee member shall receive 25% and the chairperson of a committee 50% of this amount. Any remuneration in respect of committee activities is subject to the proviso that the committee has met at least once per financial year.

The members of the Supervisory Board shall in addition receive a reimbursement for their out-of-pocket expenses (in particular travel expenses) and an attendance fee of Euro 500 for each meeting. The Company further reimburses the premium for a group accident insurance and the value-added tax on their remunerations.

The members of the Supervisory Board shall also be entitled to concessionary travel facilities in line with IATA and Company provisions.

3. Annual General Meeting

§ 14

The Annual General Meeting shall be convened by the Executive Board or the Supervisory Board.

It can be held in the city in which the Company's registered office is situated or in a German city in which a stock exchange is located.

§ 15

Only shareholders whose names are entered in the share register and who were registered in good time shall be entitled to attend the Annual General Meeting.

Registrations for participating in Annual General Meetings must be received by the Company no later than the third day prior to the AGM. If the end of the registration period falls on a Saturday, Sunday or public holiday, the registration period closes on the preceding workday in each case. The shares entitled to vote are those that are entered in the share register on the final day of the registration period. Shareholders are entitled to be presented by proxy.

If a person appointed by the Company is authorised to exercise voting rights, the proxy authorisation may be granted in writing, by telefax or by another electronic means stipulated by the Company. The details shall be published together with the convening of the Annual General Meeting.

§ 16

The Annual General Meeting shall be chaired by the Chairperson of the Supervisory Board or, if the latter is prevented from doing so, by the Deputy Chairperson of the Supervisory Board. If neither is able to chair the AGM, this task shall be assigned to another member of the Supervisory Board chosen by the members of the Supervisory Board present. Should no member of the Supervisory Board take the chair, a Chairperson shall be elected by the Annual General Meeting under the direction of the oldest shareholder present. The Chairperson shall steer the meeting, determine the order of the items on the agenda and the manner of voting.

§ 17

The Annual General Meeting shall take decisions by a simple majority of the votes cast unless the Articles of Association or mandatory provisions of the German Stock Corporation Act determine otherwise. Where the German Stock Corporation Act requires that a majority of

the nominal capital represented at the AGM must be cast in order to carry the vote, a simple majority of the nominal capital represented shall suffice as long as that is legally permissible. In the event of a tied vote, the proposition shall be deemed to be rejected.

If there is no majority in the first ballot of an election, a second ballot shall be held between the two candidates who have received the largest number of votes. If the vote is tied, a decision will be reached by drawing lots.

Each registered share shall give entitlement to one vote.

IV. Financial Statements and Appropriation of Earnings

§ 18

The financial year is the calendar year.

§ 19

In the first three months of the new financial year, the Executive Board shall draw up the financial statements and management report for the preceding financial year and submit these documents to the auditors of the financial statements. In the first four month of the financial year it shall, in addition, draw up the Group accounts and Group management report and submit them to the auditors of the Group financial statements.

The financial statements, the management report and the auditor's report shall be submitted to the Supervisory Board immediately after receipt of the auditor's report and, if possible, within the first five months of the new financial year. The same applies to the Group financial statements, the Group management report and the Group auditor's report.

The Executive Board and the Supervisory Board shall be entitled to appropriate more than half of the net profit for the year to Other

retained earnings if the distributed portion of the profit suffices to pay a dividend of at least 10 per cent on the nominal capital.

§ 20

Within the first eight months of each financial year the Annual General Meeting shall resolve whether to formally relieve the Executive and Supervisory Boards (i.e. to rule that they acquitted themselves adequately during the past financial year) and vote on the proposed appropriation of the distributable portion of the profit and, where required by law, on the approval of the financial statements. The Annual General Meeting shall also appoint the auditors of the financial statements and of the Group financial statements for the current financial year.

The General Meeting may resolve a distribution in kind in addition to or in place of a cash distribution.

§ 21

Different dividend entitlement rights may be defined for an issue of new shares.

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